

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

Via E-mail
Craig Steeneck
Chief Financial Officer
Pinnacle Foods Inc.
399 Jefferson Road
Parsippany, New Jersey 07054

> **Re:** **Pinnacle Foods Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 29, 2013**
> **Filed March 6, 2014**
> **File No. 001-35844**

Dear Mr. Steeneck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2013

Adjusted EBITDA, page 49

1. We note your Adjusted EBITDA includes what appears to be a pro forma adjustment detailed in footnote 1 as "the acquired EBITDA for Wish-Bone for the period for fiscal 2013 prior to the Wish-Bone acquisition and the net cost savings projected to be realized from acquisition synergies." As such, please rename the metric to address the pro forma aspect of the disclosure.

Notes to Consolidated Financial Statements

Note 15. Segments, page 105

2.   We note you have included the Wish-Bone salad dressings business you acquired in October 2013 in the Duncan Hines Grocery Division reportable segment. Please tell us whether you consider the Wish-Bone salad dressings business to be a separate operating segment. As part of your response, please provide an analysis pursuant to FASB ASC 280-10-50-(1-9).

        If you consider this business to be a separate operating segment, please explain your consideration in reporting this business as a separate reportable segment pursuant to FASB ASC 280-10-50-10 and provide an analysis against the criteria therein. As part of your response, please address your disclosure on page 123 that Wish-Bone's total assets represented 10.9% of the related consolidated financial statement amount as of December 29, 2013.

3.   Please explain your consideration in reporting revenues for each of your products or each group of your similar products pursuant to FASB ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief